PE
4-30-02

**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

02033668

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**The Securities Exchange Act of 1934**



pril 2002

El Nino Ventures Inc.
(Translation of registrant's name into English)

2303 West $41^{st}$ Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No ____



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule. 0-31108

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.
(Registrant)

Date: May 8, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

# GEOLOGIC REPORT GS02EXE-1

# EXECUTIVE SUMMARY REPORT FOR THE GOLDEN SUMMIT PROJECT, FAIRBANKS MINING DISTRICT, ALASKA

prepared for

Freegold Recovery Inc. USA.
2303 West 41st St.
Vancouver, B.C. V6M 2A3

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

March 1, 2002

# TABLE OF CONTENTS



## LIST OF FIGURES



## LIST OF TABLES

## SUMMARY

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling completed in 2000 indicated that potential bulk mineable resources could exist in the newly discovered Currey zone. Additional drilling, geophysics, trenching, geologic mapping and geochemical sampling are recommended for the project. The cost of these programs is estimated at approximately US$60,000. Data compilation also is recommended for several of the other historic high-grade mines on the property, none of which have had recent exploration conducted on them. No budget is specified for this work at present.

## INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Freegold Recovery Inc. USA, a subsidiary of International Freegold Mineral Development (Freegold) to summarize the geology and mineralization of the Golden Summit gold project in Interior Alaska. Freegold first acquired an interest in the property in 1991 and has conducted exploration on the project in 1992, 1994-1998, 2000 and 2002. Avalon was retained to complete this summary report for Freegold. Recommended work programs are included at the end of this report.

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.50). For purposes of this report, the term "opt" will refer to troy ounces per short ton while "gpt" will refer to grams per metric tonne.

## DISCLAIMER

The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. Consequently, the use of this report shall be at the user's sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of Freegold.

## PROPERTY DESCRIPTION AND LOCATION

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 77 State of Alaska mining claims covering approximately 4,800 acres (Figure 2). The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or environmental encumbrances to mining on the project.


Arctic Ocean
Barrow
Deadhorse
Livengood A1 Quad
Golden Summit
Project Claims
Nome
Fairbanks
ALASKA
Hooper Bay
Bering
Sea
Anchorage
Attu
Juneau
Gulf
of
Alaska
50 0 200
Miles

Figure 1: Location map for the Golden Summit Project, Alaska

Freegold acquired the right to earn a majority interest in the property in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc. By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration.


1 = Ryan Lode
(2.4 Million oz)
2 = True North
(+2 Million oz)
3 = Dolphin
(1 Million oz)
4 = Fort Knox
(7.5 Million oz)
5 = Gil
(433,000 oz)
To Livengood
Kinross Gold True North Project
To Circle
Silverado Mines Marshall Dome Block
Elliot Highway
Intl. Freegold Golden Summit Project
Univ. of Alaska Twin Buttes
Chatanika River
Can - Ex. Resources Eagle Creek Project
Kinross Gold Fort Knox Project
Range Minerals Ester Dome Project
Kinross Gold Ryan Lode Project
Fox
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
Parks Highway
Fairbanks
Richardson Highway
Tanana River
To Anchorage
To Delta Junction
N
0 5
Miles
Avalon Development Corp. - 2001

FIGURE 2: Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

## ACCESS AND INFRASTRUCTURE

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis. A high voltage electrical power line, land telephone lines, and a cellular phone net service the property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Elevations on the property range from 1,000 feet to over 2,200 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers most of the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development. The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985. Kinross Gold's Fort Knox gold mine, located 5 miles south of the project has produced about 1.5 million ounces of gold and operated year-around since entering commercial production in 1997. The 1.3 million ounce True North gold deposit, also operated by Kinross Gold, is located 5 miles west of the Golden Summit project and achieved commercial production in early April 2001. Combined these two operations are expected to produce approximately 440,000 ounces of gold in 2002 at a cash cost of $210 per ounce (Kinross Gold, 2002).

## HISTORY

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902. Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams which drain the Golden Summit project (Freeman, 1992e). In addition, over 535,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996). More than 80 lode gold occurrences have been documented in the project area. Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998). Over 15,000 feet of trenching have been completed along with 68,370 feet of core and reverse circulation drilling in 172 holes. A total of 7,729 soil samples have been collected. A total of 6,693 man-days of work have been completed during 7 separate work programs. Total expenditures during that period amount to $6.3 million although the current property holdings encompass only 20% of the original land holdings on which these expenditures took place. The remaining 80% of the land package was been abandoned over the last 3 years leaving Freegold with its current land package.

## GEOLOGIC SETTING

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust (Figure 3). Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble. Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies.


Legend
Tertiary Basalt
Chatanika Terrane (eclogite)
Muskox Sequence
Fairbanks Schist / Cleary Sequence
Amphibole schist (metabasite)
Birch Hill Sequence
X = gold occurrence
S = skarn
R = Replacement
Dolphin: 1.0 M oz
True North: 2 M oz?
Fort Knox: 7.5 M oz
Gil Extension 0.4 Moz
1 kb
1.4 kb
Ryan Lode: 2.4 M oz
0.70 kb
Pc
U
D
N
3 km
Fairbanks
Chena River

FIGURE 3: General geology of the Fairbanks Mining District, Alaska. Data from Newberry, and others, 1996 modified by Avalon Development, 2001.

Rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by lower amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician $Ar^{40}/Ar^{39}$ age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks.

Intrusives in the Fairbanks district have yielded Ar 40/39 and K-Ar dates of 85-95 million years (Freeman and others, 1996). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area. The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and others, 1998). This conclusion is supported by airborne geophysical surveys (DGGS, 1995). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures.

DEPOSIT TYPES

Recent exploration discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, $^{40}Ar/^{39}Ar$ geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (McCoy et al., 1997) suggests an ore deposit model in which gold and high $CO_2$ bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation (porphyritic granites). The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metabasite horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons are host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 7 (McCoy, 1997).

Seven different potentially economic gold deposit types have been identified in the Fairbanks district. They are:

1. Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic relationship between host intrusion and gold mineralization.
2. porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic relationship between host intrusion and gold mineralization,
3. Gneiss or high-grade schist-hosted quartz veins proximal to causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) is the best examples of such mineralization.
4. base metal ± Au, Ag and W intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects,
5. structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-

sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production) , Christina, Hi Yu (110,000 oz production) and Ester Dome veins.

6. low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. Examples include Gil Extension (0.4 Moz) and True North (2 Moz).
7. Shear-hosted monomineralic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford and Stampede mines.

## MINERALIZATION

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996). The majority of the mineralized shear zones trend N60-80W and dip steeply to the southwest. However, the western end of the project area contains predominantly N60-80E trending, steeply north dipping shear zones. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998). These shear zones possess significantly different metal suites than N80W and N60E trending shears. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect lower plate rocks of the Cleary sequence (Pilkington, 19691; Freeman and others, 1996). These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

## EXPLORATION

In 1996 Freegold conducted its first drilling directly specifically at high grade shear-hosted quartz vein mineralization. Its initial drilling target was the Cleary Hill Mine, the largest historic lode gold producer in the Fairbanks Mining District (estimated production of 281,000 ounces at 1.3 opt, Freeman and others, 1996). The mine last operated in 1942 at which point it was shut down by the War Powers Act. Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of reserves (Freeman, 1992a). The Cleary Hill Mine is hosted in lower plate mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998). The Cleary Hill vein strikes N70-80W and dips 45 to 70 degrees to the south (Figure 5).

The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallow dips in less competent rock units. Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite. Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet. Average thickness of the Cleary Hill high-grade vein was less than 3 feet.


0 feet 3,000
N
Cleary Hill Vein
Anna Mary Vein
CHD00-1
Az 360 @ -50
TD=1,000'
CURREY ZONE
64 feet @ 0.148 opt

FIGURE 5: Airborne view of the Currey Zone, Golden Summit project

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996). This drilling returned encouraging results from the Powderhouse and Bankers stope areas of the mine. Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 1). Due to unstable ground conditions, minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1). Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins. Neither old mine records or previous drilling had indicated the presence of this type of mineralization at Cleary Hill. This new information suggested that the Cleary Hill prospect had potential as a bulk tonnage target with zones of significant high-grade mineralization extending to depths well in excess of previous underground mining.


NO DATA
Collar of
CHD00-1
Northing (feet)
Easting (feet)
50000
49800
49600
49400
49200
49000
48800
48600
48400
48200
48000
53600
53800
54000
54200
54400
54600
54800
55000
55200
55400
Gold (ppb)
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0

FIGURE 6: Gold in auger soil samples from the Currey zone. Data from Freeman and others, 1998

Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid. Values as high as 2,750 ppb gold were detected in soils (Figure 6). Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone through the Cleary Hill area. This district-scale feature hosts the 600,000-ounce Dolphin deposit which crops out approximately 1,500 feet southwest of the Cleary Hill mine area. The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones (Figure 5).

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001). This drift extended south from the hanging wall of the Cleary Hill vein and indicated the presence of over 15 high-grade gold-bearing veins in an areas of the property where no previous exploration drilling had been conducted. Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

Table 1: Significant assays from the 1996-1998 Cleary Hill drilling

| **Holes #** | **From (feet)** | **To (feet)** | **Thickness (ft)** | **Au Grade (opt)** |
|---|---|---|---|---|
| CHM96-1 | 10 | 235 | 225 | 0.025 |
| including | 25 | 60 | 35 | 0.106 |
| including | 45 | 50 | 5 | 0.569 |
| CHM96-6 | 375 390 | 390 | 15 | 0.203 |
| CHM96-7 | 245 | 260 | 15 | 0.211 |
| including | 245 | 250 | 5 | 0.585 |
| CHD97-1 | 60 | 61 | 1 | 0.268 |
| CHD97-1 | 161 | 177 | 16 | 0.022 |
| CHD97-3 | 213 | 216 | 3 | 0.985 |
| CHD97-3 | 278.1 | 440 | 161.9 | 0.025 |
| Including | 317 | 330.2 | 13.2 | 0.082 |
| And | 347 | 352 | 5 | 0.107 |
| And | 365 | 386.8 | 21.8 | 0.032 |
| And | 425.6 | 437.2 | 11.6 | 0.035 |
| CHD97-4 | 394 | 544.1 | 150.1 | 0.037 |
| Including | 477.3 | 481.4 | 4.1 | 0.471 |
| And | 481.4 | 544.1 | 62.7 | 0.029 |
| CHD9801 | 294 | 300 | 6 | 3.720 |
| CHD9801 | 300 | 401 | 101 | 0.038 |
| Including | 310 | 315.3 | 5.3 | 0.138 |
| And | 324 | 329 | 5 | 0.093 |
| And | 339 | 344 | 5 | 0.082 |
| And | 361 | 366 | 5 | 0.068 |
| And | 396 | 401 | 5 | 0.262 |
| CHD9801 | 437 | 447 | 10 | 0.030 |
| CHD9801 | 592 | 632 | 40 | 0.064 |
| Including | 597 | 602 | 5 | 0.319 |
| CHD9801 | 697 | 712 | 15 | 0.029 |
| Including | 702 | 707 | 5 | 0.046 |
| CHD9801 | 747 | 798 | 51 | 0.025 |
| Including | 793 | 798 | 5 | 0.084 |
| CHR9803 | 475 | 540 | 65 | 0.020 |
| including | 520 | 530 | 10 | 0.055 |
| CHR9804 | 0 | 130 | 130 | 0.012 |
| including | 5 | 35 | 30 | 0.023 |
| CHR9806 | 470 | 540 | 70 | 0.015 |

In mid-2000, Freegold approved the drilling of a single angle hole to test the above possibilities. Diamond core hole CHD00-1 was collared south of the Wyoming vein (southernmost vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001; Figure 7). The hole was terminated at a depth of 1,000 feet. The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed. Gold plus multi-element ICP analytical work was conducted by Bondar Clegg in Vancouver. Samples from the upper 350 feet of the hole were analyzed by ICP analysis using both a 4 acid and a 2 acid digestion procedures. Table 2 is a summary of significant intervals from the hole:

Table 2: Geochemical summary, core hole CHD00-1

| From Feet | To Feet | Thickness feet | Average gold grade (gpt) | Average gold grade (opt) |
|---|---|---|---|---|
| 116 | 125 | 9 | 3.74 | 0.109 |
| 218 | 282 | 64 | 4.90 | 0.143 |
| Inc. 218 | 225 | 7 | 13.72 | 0.400 |
| And 225 | 265 | 40 | 5.07 | 0.148 |
| 343 | 348 | 5 | 1.96 | 0.057 |
| 405 | 410 | 5 | 1.81 | 0.053 |
| 520 | 522 | 2 | 86.12 | 2.513 |
| 699.5 | 705 | 5.5 | 1.22 | 0.035 |
| 876.3 | 878.6 | 2.3 | 1.64 | 0.047 |
| 896.4 | 897.4 | 1 | 2.23 | 0.065 |
| 946.4 | 949.5 | 3.1 | 2.25 | 0.065 |

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001; Figure 7). The Currey zone was intercepted from the footwall in the 1939 crosscut but was not mined (Figure 8). Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 crosscut was within the oxide zone in this area, it is possible that the 1939 crosscut was terminated due to bad ground conditions in the Currey zone.

The strike of the Currey zone in the 1939 crosscut is N80°E with a 55° south dip. This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1 (Figure 7). Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone. Available records do not describe anything like the Currey breccia which suggests it was not recognized by previous prospectors or mine operators.


Legend
Shears and quartz veins
Currey zone
All-season roads
Seasonal roads
Adits
Shafts
Trenches
Drill Holes
0 feet 400
1939 Cross-cut
Colorado Vein
Wackwitz Vein
Wyoming Vein
Surface projection of the Currey zone (64' a 4.7 gpt)
CHD00-1
Az 360 @ -50
TD = 1,000'
Approx area of 2002 Resistivity Survey
Dolphin Deposit
1200
1300
1500

FIGURE 7: Plan map of Cleary Hill mine area. Data by Avalon Development, 2000.

Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001; Figure 9). Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district. Open space vugs with dogtooth quartz crystals occur locally. A hand specimen of sample 110920 (235-240') contains fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996b; Freeman, 1996c; Figure 5). This is the first time mineralized intrusive has been intercepted in the Cleary Hill area. Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

Anomalous gold values in the Currey zone are associated with highly anomalous arsenic (1,672 to >10,000 ppm) and antimony (89 to >2,000 ppm). Sporadic anomalous lead (to 219 ppm) and silver (to 6.9 ppm) also occur in the Currey zone. Metal values in the Currey zone appear to be concentrated toward the upper (hangingwall?) contact beginning at 218 feet. Gold, silver, arsenic, antimony cadmium, copper and sulfur peak at the upper contact and decrease down-hole toward the lower contact zone at 282 feet. Neither Bi nor Te is above detection limit in the Currey zone indicating mineralization is distal to an intrusive source. This observation is in agreement with previous work done on this area of the Golden Summit project (Flanigan and others, 2000).

A correlation matrix analysis conducted on 30 samples returned from 0 to 350 depth in the hole indicate gold is strongly correlative with arsenic (p = 0.83) and silver (p = 0.75) and moderately correlative with antimony (p = 0.69). Antimony is strongly correlative with silver and moderately correlative with copper suggesting the presence of freibergite (argentiferous tetrahedrite), a common mineral species in the vein and shear deposits in the district. Unlike most other high grade occurrences in the Golden Summit area, lead is poorly correlative with gold, antimony and arsenic. Although manganese is not normally a diagnostic pathfinder in the Fairbanks District, this element is strongly depleted in the Currey zone. The cause of this depletion is unknown but may be related to relative depletion due to silica flooding and veining. It may also be explained if the host rock which makes up the matrix of the Currey zone breccia is predominantly felsic intrusive rock. Despite the presence of pervasive sericitic alteration, potassium also is depleted in the Currey zone. Sodium is depleted in the Currey zone, possibly as a result of plagioclase-destructive alteration. Unlike other mineralized intervals in hole CHD00-1, sulfur is strongly enriched in the Currey zone lending credence to the conclusion that the mineralization intercepted in the Currey zone constitutes a significant new discovery on the Golden Summit project.

The strike and dip extents of the Currey zone are unknown at present. The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin deposit (+600,000 oz @ 0.020 opt, Adams, 1996) or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998). Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and trenching conducted on the Tolovana vein in the mid-1980's. The three prominent gold in soil highs that are present north of the collar of CHD00-1 (Figure 6) are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1. They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and VLF-EM surveys in the Cleary Hill mine area. These surveys were designed to better define the structures which host high grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000. Preliminary data from these surveys suggest capacitive coupled resistivity was successful in outlining known veins and shear zones. Reduction of these data are in progress as this report is being written.

## DRILLING

Drilling completed on the Golden Summit project includes with 68,370 feet of core and reverse circulation drilling in 172 holes. Drilling was conducted by third-party contractors in 1992, 1994-98 and 2000 and consisted of both diamond core and down-hole hammer reverse circulation drilling. All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5 foot interval while all core samples were sawed at variable intervals depending on visible geological criteria.

## SAMPLING METHOD AND APPROACH

During the period 1992 to 2000, analytical work was completed by Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996 while blanks and standards were used in 1998 and 2000. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.

## SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples collected on the Golden Summit project were retained at Avalon's secure warehouse facility until picked up by Chemex or Bondar Clegg. Sample preparation was completed by Chemex or Bondar Clegg in their laboratories in Anchorage and/or Fairbanks. Analytical work consisted of a series of gold by fire assay plus multi-element inductively coupled plasma (ICP) analyses.

## DATA VERIFICATION

Sample duplicates were inserted into drill sample strings on a one for 10 basis. Blanks and a small number of standards were introduced into sample stre4ams in 1998 and 2000. Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a minimum 1 for 25 basis into the sample sequence. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses of variance performed by on samples analyzed by Bondar-Clegg and Chemex indicate no unusual or spurious sample results in the blanks submitted. Samples containing coarse gold will present repeatability problems which future exploration needs to consider.

## ADJACENT PROPERTIES

The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992a). While some of these properties contain mineral resources or mineralization that are similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

## MINERAL PROCESSING AND METALLURGICAL TESTING

Freegold has completed no metallurgical or petrographic analyses on samples from the Currey zone. Metallic screen analyses were conducted on selected samples of the Cleary Hill mine drill samples and indicate a significant nugget effect caused by coarse free visible gold (Freeman and others, 1996).

## MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no mineral resources or mineral reserves on the Golden Summit project.

## OTHER RELEVANT DATA AND INFORMATION

The are no other data available to the author that bear directly on the potential of the Golden Summit project.

## INTERPRETATIONS AND CONCLUSIONS

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling completed in 2000 indicated that both high-grade vein mineralization and shear-hosted gold mineralization are present on the property, either of which has potential for future resource development.

## RECOMMENDATIONS:

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1. **Core Drilling:** Two additional diamond drill holes should be drilled into the Currey zone to establish its true dip (Figure 8). Proposed hole CHD00-2 would be approximately 300 feet deep and drilled at –65 degrees. Proposed hole CHD00-3 would be 250 fee deep at an angle of -50 degrees. Both holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones. Holes CHD00-2 and CHD00-3 would be collared from the same pad located about 100 feet due north of hole CHD00-1. The estimated cost of this drilling is $30,000.
2. **Geophysics:** Pending the reduction of resistivity data collected in February, 2002, additional resistivity or comparable geophysics may be warranted. Given the lack of outcrop in the area, geophysical work may help reduce trenching or drilling designed to find and determine the strike and dip of mineralized structures. The estimated cost

of doubling the strike length of the Currey zone that was covered by the initial resistivity survey is approximately $12,000.

3. **Trenching:** At least two dozer or backhoe trenches should be placed over the surface projection of the Currey zone to the east and west of the drill line (Figure 8). The purpose of these trenches is to determine the strike of the Currey zone prior to additional drilling. The 1939 cross cut adit indicates the Currey zone strikes N80$^{o}$E and dips approximately 55$^{o}$ degrees south. Both the strike and dip of the Currey zone from the 1939 cross cut are plausible given other vein orientations in the Cleary Hill area. Trenches excavated in Phase 2 will be mapped and sampled on close-spaced centers (5 feet or less) to determine grade variations across the shear zone. Structural details will be mapped to determine the controls on mineralization. Selected samples should be reanalyzed by metallic screen methods to quantify nugget effect. Several composite samples from trenching should be submitted for bottle roll cyanide extraction analysis to determine the leachability of oxidized material from the Currey zone. The estimated cost of this work is $15,000.
4. **CHD00-1 Work:** All unassayed intervals in hole CHD00-1 should split and assayed using 4-acid digestion procedures. In addition, preliminary metallurgical and petrographic work should be considered for rejects from hole CHD00-1 to determine the cyanide leach characteristics of the Currey zone below the oxide zone and to determine how the gold occurs in the zone. The estimated cost of this work is $2,500.
5. **Logistics:** Given the superb access and infrastructure of the Cleary Hill mine area, trenching and drilling on the Currey zone can be conducted at any time of the year except during spring thaw and winter freeze-up. For internal budgeting purposes estimated costs for follow-up work are estimated at $25 per foot of trench constructed and sampled and $50 per foot of core hole drilled and sampled.
6. **Data Compilation:** The Golden Summit property contains a number of past producing mines as well as gold prospects where mineralization has been documented. Primary among these prospects are the Hi Yu mine (110,000 ounces of past production), McCarty – American Eagle mine (60,000 ounces of past production) and Newsboy mine (40,000 ounces of past production, Freeman and others, 1996). Exploration success at the Cleary Hill mine area was a direct result of data compilation and conversion to a GIS platform that enabled accurate drill hole placement. Similar data compilation needs to be conducted at the other high grade mines and prospects on the property. No budget is allocated for this work since specific objectives must be agreed upon prior to estimating the cost of such work.


South
North
Currey zone
Proposed Phase 2 Trenches
(East and West of Section)
Previous
Drilling 1997-98
Surface
CHD00-1,
Az 360 @ -60
TD = 1,000'
Proposed
Phase 2
Drill Holes
Water
Table
64' @ 4.7 gpt
(0.138 opt)
2' @ 86.12 gpt
(2.513 opt)
8' @ 3.72 opt
100' @ 0.033 opt
15' @
0.203 opt
0
feet
400
CURREY-XSEC2.CDR

FIGURE 8: Proposed Phase 2 drilling and trenching on the Currey zone, Cleary Hill mine, Golden Summit project, Alaska. Data from Avalon Development, 2001


Down-hole
Flood quartz - sericite - sulfide altered matrix supported breccia
Quartz veined sericite altered granodiorite
Pre-breccia quartz veining
Sericite altered metasediment fragment
Late quartz - ankerite veinlet
Brecciated quartz vein fragments

FIGURE 9: Currey zone breccia, hole CHD00-1 at 238 feet depth. Interval from 235 to 240 feet grades 6.3 gpt (0.186 opt) gold interval from 218 to 282 feet grades 4.7 gpt (0.138 opt) gold

REFERENCES CITED

Adams, D.D., 1996, Geologic report on the Golden Summit project, Fairbanks Mining District, Alaska: Internal Rept., Spectrum Resources Inc., submitted to Intl. Freegold Mineral Development Inc., 47 p.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and $^{40}AR/^{39}AR$ single grain dating: unpub. Masters Thesis, Univ. Alaska – Fairbanks.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, *in* Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 1991, 1991 Golden Summit Project Final Report - Volume 1: General project summary and exploration summary for the Too Much Gold, Circle Trail, Saddle and Christina Prospects: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 164 p.

_____________, 1992a, 1991 Golden Summit Project Final Report - Volume 2: Historical summary of lode mines and prospects in the Golden Summit project area, Alaska: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 159 p.

_____________, 1996b, Summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL95-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 12 p.

_____________, 1996c, Phase two summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL96-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 15 p.

_____________, 2001, Executive summary for the Golden Summit Project, April 2001: Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________; Adams, D.D.; Currey, J.; Ken Wolf, K; Wietchy, D.M.; Angell, W.; Tannenbaum, T.; Olson, I., 1996, 1996 Final Report , Golden Summit Project, Fairbanks Mining District, Alaska: Geol. Rept. GS96-2, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________; Flanigan, B.; Currey, J.; Wolf, K and Wietchy, D., 1998, 1997 and 1998 Final Report, Golden Summit project, Fairbanks Mining District, Alaska: Geol. Rept. GS98-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

Galey, J.T.; Duncan, W.; Morrell, R., Szumigala, D. and May, J., 1993, Exploration summary on the Golden Summit project, Fairbanks District, Alaska: Amax Gold Expl., Internal Rept.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Kinross Gold, 2002, Corporate News Release, February 13, 2002.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska *in* Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S.,1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

Pilkington, D., 1970, Keystone Mines Inc. Exploration Program Summary: Intl. Minerals & Chemicals, Unpub. Report, 61p, 1 plate.



*AVALON DEVELOPMENT CORPORATION*
*P.O. Box 80268, Fairbanks AK 99708*
*907-457-5159 Fax: 907-455-8069 avalon@alaska.net*

# STATEMENT OF QUALIFICATIONS

I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

3. I personally conducted and directed others in the fieldwork on the Golden Summit project between 1992 and the present and have been engaged by Freegold Recovery Inc. USA to complete this report and make recommendations for future work in the area.

4. I do not own any interest in the properties which comprise the Golden Summit project. I own controlling interest in Avalon Development Corporation which owns 71,000 common shares of International Freegold Mineral Development Inc. which were issued to Avalon Development as part of a finder's fee for work conducted by Avalon Development in the Fairbanks Mining District, Alaska. Pending approval by regulatory authorities, Avalon Development is due 25,000 shares of the common stock of International Freegold Mineral Development Inc. as a finder's fee on properties unrelated to the Golden Summit project. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Golden Summit project.

5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

6. I approve of this report being used for any lawful purpose as may be required by Freegold Recovery, its parent or and their affiliates.

DATED in Fairbanks, Alaska this 1st day of March 2002.

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS CERTIFIED 6901 AIPG CURTIS J. FREEMAN CERTIFIED PROFESSIONAL GEOLOGIST